                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                             -------------------


                                SCHEDULE 14D-9

                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

                              (Amendment No. 9)

                             -------------------


                                 BORDEN, INC.
                          (Name of Subject Company)

                                 BORDEN, INC.
                     (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $.625 Per Share
                        (Title of Class of Securities)

                                  099599102
                    (CUSIP Number of Class of Securities)

                             -------------------

                            Allan L. Miller, Esq.
             Senior Vice President, Chief Administrative Officer
                             and General Counsel
                                 Borden, Inc.
                            180 East Broad Street
                            Columbus, Ohio  43215
                                (614) 225-4000


                       (Name, address and telephone number of person
              authorized to receive notice and communications on behalf of the person(s) filing statement)

                             -------------------

                               With a copy to:
                          Andrew R. Brownstein, Esq.
                        Wachtell, Lipton, Rosen & Katz
                             51 West 52nd Street
                          New York, New York  10019
                                (212) 403-1000
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         This Amendment No. 9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994, Amendment No. 2 filed with the Commission on December 2, 1994, Amendment No. 3 filed with the Commission on December 5, 1994, Amendment No. 4 filed with the Commission on December 6, 1994, Amendment No. 5 filed with the Commission on December 8, 1994, Amendment No. 6 filed with the Commission on December 12, 1994, Amendment No. 7 filed with the Commission on December 14, 1994 and Amendment No. 8 filed with the Commission on December 20, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding shares of the Company's common stock, par value $.625 per share (the "Shares"), and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, as amended and supplemented by the Supplement to the Offering Circular/Prospectus, dated December 7, 1994, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


Item 9.  Material to be Filed as Exhibits.

         The list of exhibits in the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

         Exhibit 99.93 --          Credit Agreement dated as of
                                   December 15, 1994 among Borden,
                                   Inc., as Borrower, and the banks
                                   named therein, as Banks, Citibank,
                                   N.A., as Administrative Agent,
                                   Bankers Trust Company, Chemical
                                   Bank, Citibank, N.A. and Credit
                                   Suisse, as Lead Managing Agents, and
                                   BT Securities Corporation, Chemical
                                   Securities





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                                   Inc., Citicorp Securities, Inc. and
                                   Credit Suisse, as Arrangers.

         Exhibit 99.94 --          Second Amended and Restated Credit
                                   Agreement dated as of December 15,
                                   1994 among T.M.  Investors Limited
                                   Partnership, as Borrower, and the
                                   banks named therein, as Banks,
                                   Citibank, N.A., as Administrative
                                   Agent, Bankers Trust Company,
                                   Chemical Bank, Citibank, N.A. and
                                   Credit Suisse, as Lead Managing
                                   Agents, and BT Securities
                                   Corporation, Chemical Securities
                                   Inc., Citicorp Securities, Inc. and
                                   Credit Suisse, as Arrangers (Borden
                                   does not control T.M. Investors Limited
                                   Partnership and this exhibit has been
                                   furnished to Borden voluntarily at
                                   Borden's request).





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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      BORDEN, INC.


Dated:  December 20, 1994             By: /s/ Allan L. Miller
                                          ----------------------------
                                          Name:  Allan L. Miller
                                          Title:  Senior Vice President,
                                                  Chief Administrative
                                                  Officer and General
                                                  Counsel





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                                  EXHIBIT INDEX


Exhibit                                  Description
- -------                                  -----------
Exhibit 99.93 --                         Credit Agreement dated as of December 15, 1994 among
                                         Borden, Inc., as Borrower, and the banks named therein,
                                         as Banks, Citibank, N.A., as Administrative Agent,
                                         Bankers Trust Company, Chemical Bank, Citibank, N.A. and
                                         Credit Suisse, as Lead Managing Agents, and BT
                                         Securities Corporation, Chemical Securities Inc.,
                                         Citicorp Securities, Inc. and Credit Suisse, as
                                         Arrangers.

Exhibit 99.94 --                         Second Amended and Restated Credit Agreement dated as of
                                         December 15, 1994 among T.M. Investors Limited
                                         Partnership, as Borrower, and the banks named therein,
                                         as Banks, Citibank, N.A., as Administrative Agent,
                                         Bankers Trust Company, Chemical Bank, Citibank, N.A. and
                                         Credit Suisse, as Lead Managing Agents, and BT
                                         Securities Corporation, Chemical Securities Inc.,
                                         Citicorp Securities, Inc. and Credit Suisse, as
                                         Arrangers (Borden does not control T.M. Investors
                                         Limited Partnership and this exhibit has been
                                         furnished to Borden voluntarily at Borden's request).